July 14, 2025

Richard H. Haywood, Jr.
Chief Executive Officer
Solarius Capital Acquisition Corp.
PO Box 2248
Darien, CT 06820

       Re: Solarius Capital Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 10, 2025
           File No. 333-288078
Dear Richard H. Haywood Jr.:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Notes to Financial Statements
Note 9 - Subsequent Events, page F-16

1. Please revise to update your evaluation of subsequent events through the date of your filing.
 July 14, 2025
Page 2

        Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Daniel Nussen, Esq.